Winston & Strawn LLP

35 West Wacker Drive

Chicago, Illinois  60601

May 30, 2013

BY EDGAR AND E-MAIL

Mr. Justin Dobbie

Legal Branch Chief

Division of Corporation Finance

US Securities and Exchange Commission

100 F Street, NE

Mail Stop 3561

Washington, DC 20549

Re:                             Echo Global Logistics, Inc.

Registration Statement on Form S-3

Filed on May 3, 2013

File No. 333-188357

Dear Mr. Dobbie:

On behalf of Echo Global Logistics, Inc. (the “Company”), enclosed for your review is Amendment No. 1 to the Company’s Registration Statement on Form S-3 (Registration No. 333-188357) (the “Registration Statement”), originally filed with the Securities and Exchange Commission (the “Commission”) on May 3, 2013. An electronic version of Amendment No. 1 concurrently has been filed with the Commission through its EDGAR system.

Set forth below are the responses of the Company to the comments of the Staff contained in the Staff’s letter to the Company, dated May 24, 2013, relating to the Registration Statement. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italicized type herein.

Calculation of Registration Fee Table

Comment No. 1

We note your disclosure in footnote (1) to the Calculation of Registration Fee Table that “[s]eparate consideration may or may not be received for any shares of common stock or preferred so issued upon conversion, exchange or redemption.” Please confirm that any additional consideration that may be received in connection with such conversion privileges will be included in the calculation of the aggregate offering price of the convertible securities.

Response:

The Company confirms that any additional consideration that may be received in connection with such conversion privileges will be included in the calculation of the aggregate offering price of the convertible securities.

Exhibit 5.1

Comment No. 2

Please have counsel revise to remove the assumption that “the Company will remain validly existing and in good standing under the laws of the state of Delaware” as such assumption is inappropriate due to the secondary offering.

Response:

We advise the Staff that we have removed the assumption that “the Company will remain validly existing and in good standing under the laws of the state of Delaware” from our opinion and a revised opinion has been filed as Exhibit 5.1 to Amendment No. 1.

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If you have any questions regarding any of the responses in this letter or Amendment No. 1, please call me at (312) 558-5924.

Respectfully submitted,

/s/ Matthew F. Bergmann

Matthew F. Bergmann

Enclosure